CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended
June 30, 2016 and 2015
(Unaudited)

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND TOTAL COMPREHENSIVE
INCOME (LOSS)
For the three and six months ended June 30, 2016 and 2015
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

		Three months ended June 30,		Six months ended June 30,
	Note	2016	2015	2016	2015

Metal revenues	15	$33,075	$27,805	$61,684	$57,297

Cost of sales (including depreciation and depletion)	4a)	22,315	26,568	44,589	53,366

Earnings from mine operations		10,760	1,237	17,095	3,931

Corporate and administrative expenses	4b)	2,098	3,097	3,852	6,013
Impairment of exploration and evaluation asset	3	(42)	-	12,737	-

Earnings (loss) from operations		8,704	(1,860)	506	(2,082)

Other income (expense), net		90	81	79	223
Finance expense	4c)	(1,701)	(371)	(3,054)	(740)
Loss on derivative contracts		(60)	-	(449)	-
Foreign exchange (loss) gain		(140)	426	(409)	768

Earnings (loss) before income taxes		6,893	(1,724)	(3,327)	(1,831)

Income taxes
Current tax recovery		(183)	(837)	-	(874)
Deferred tax expense (recovery)		681	(1,516)	611	(876)
		498	(2,353)	611	(1,750)

Earnings (loss) and total comprehensive income (loss) for the period		$6,395	$629	$(3,938)	$(81)

Weighted average shares outstanding:
Basic	13	317,698,033	220,303,571	316,569,348	200,202,149
Diluted	13	319,771,923	220,303,571	316,569,348	200,202,149

Earnings (loss) per share:
Basic	13	$0.02	$0.00	$(0.01)	$(0.00)
Diluted	13	$0.02	$0.00	$(0.01)	$(0.00)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and six months ended June 30, 2016 and 2015
(In thousands of United States dollars) - Unaudited

		Three months ended June 30,		Six months ended June 30,
	Note	2016	2015	2016	2015

OPERATING ACTIVITIES
Earnings (loss) before income taxes		$6,893	$(1,724)	$(3,327)	$(1,831)
Items not affecting cash:
Impairment of exploration and evaluation asset	3	(42)	-	12,737	-
Depletion and depreciation	4a)	4,019	4,216	7,300	8,415
Finance expense	4c)	1,701	371	3,054	740
Loss on derivative contracts		(389)	-	-	-
Share-based payments	12b)	244	584	467	864
Termination benefits	12a)	837	-	848	-
Unrealized foreign exchange gain (loss)		193	(669)	768	(1,086)
		13,456	2,778	21,847	7,102
Changes in non-cash working capital items:
Trade and other receivables		1,630	7,361	3,634	5,712
Inventories		(237)	(859)	(2,146)	568
Advances and prepaid expenses		128	634	184	(218)
Trade payables and accrued liabilities		(3,492)	(3,976)	(9,274)	(3,254)
Deferred revenue		-	(1,330)	-	2,198
Cash provided by operating activities		11,485	4,608	14,245	12,108

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment, exploration and evaluation		(3,464)	(8,493)	(6,857)	(17,149)
Deposit on asset held for sale	3	6,750	-	7,000	-
Acquisition of Newstrike, net of cash acquired		-	393	-	393
Newstrike transaction costs		(636)	-	(636)	-
Restricted cash	7	1,027	-	2,316	-
Cash provided by (used in) investing activities		3,677	(8,100)	1,823	(16,756)

FINANCING ACTIVITIES
Interest paid	7, 9	(271)	(267)	(571)	(533)
Loan facility extension fees	9	(362)	-	(602)	-
Repayment of loan facility	9	(10,223)	-	(10,223)	-
Repayment of debenture	10	(1,540)	-	(1,540)	-
Cash used in financing activities		(12,396)	(267)	(12,936)	(533)

Effects of exchange rate changes on the balance of cash held in foreign currencies		(57)	328	35	(208)
Increase (decrease) in cash and cash equivalents		2,709	(3,431)	3,167	(5,389)
Cash and cash equivalents, beginning of period		9,641	24,994	9,183	26,952
Cash and cash equivalents, end of period		$12,350	$21,563	$12,350	$21,563

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars) - Unaudited

	Note	June 30, 2016	December 31, 2015

ASSETS
Current
Cash and cash equivalents		$12,350	$9,183
Restricted cash	7	-	2,316
Trade and other receivables	5	6,607	10,876
Inventories	6	12,095	8,904
Advances and prepaid expenses		672	856
Current assets (excluding asset classified as held for sale)		31,724	32,135
Asset classified as held for sale	3	17,141	-
Total current assets		48,865	32,135

Mineral properties, plant and equipment, exploration and evaluation	7	89,118	120,702
Total assets		$137,983	$152,837

LIABILITIES
Current
Trade payables and accrued liabilities	8	$21,260	$32,451
Loan facility	9	-	10,019
Debenture	10	-	1,480
Other provisions		1,117	1,113
Current portion of equipment financing	7	945	851
Deposit on asset held for sale	3	7,000	-
Current liabilities (excluding liability classified as held for sale)		30,322	45,914
Liability classified as held for sale	3	4,641	-
Total current liabilities		34,963	45,914

Deferred tax liabilities		3,130	1,305
Long-term equipment financing	7	-	378
Provision for site reclamation and closure		4,007	3,981
Provision for contingent payment	3	-	4,515
Warrant liability	11	1,830	282
Total liabilities		43,930	56,375

EQUITY
Issued capital	12	199,711	198,649
Share-based payment reserve		17,947	17,480
Deficit		(123,605)	(119,667)
Total equity		94,053	96,462
Total liabilities and equity		$137,983	$152,837

Events after the reporting period (notes 3 and 5)

Approved by the Directors

“Mark Backens”	Director	“Paula Rogers”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except share numbers) - Unaudited

				Share-
		Number of		based	(Deficit)
		common	Issued	payment	Retained	Total
		shares	capital	reserve	earnings	equity
Balance at January 1, 2016	Note	315,332,190	$198,649	$17,480	$(119,667)	$96,462
Loss and total comprehensive loss for the period		-	-	-	(3,938)	(3,938)
Share-based payments	12	-	-	467	-	467
Shares issued for debenture interest	10, 12	301,936	80	-	-	80
Shares issued in lieu of bonus payment on long-term debt extinguishment	9, 12	550,000	134	-	-	134
Shares issued in lieu of termination benefits	12	3,044,476	848	-	-	848
Balance at June 30, 2016		319,228,602	$199,711	$17,947	$(123,605)	$94,053

Balance at January 1, 2015	Note	179,877,379	$128,735	$14,398	$70,644	$213,777
Loss and total comprehensive loss for the period		-	-	-	(81)	(81)
Share-based payments	12	-	-	864	-	864
Issued to acquire Newstrike Capital Inc.:	12
Common shares, net of share issuance costs		105,108,103	63,886	-	-	63,886
Share options		-	-	1,509	-	1,509
Balance at June 30, 2015		284,985,482	$192,621	$16,771	$70,563	$279,955

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine in Sonora, Mexico. On May 26, 2015, Timmins acquired all the outstanding common shares of Newstrike Capital Inc. (“Newstrike”). Through this acquisition, Timmins acquired Newstrike’s wholly owned subsidiary Minera Aurea, S.A de C.V. which holds a 100% interest in the Ana Paula Property, an exploration and evaluation asset in Guerrero, Mexico.

MdN also owns the Caballo Blanco Property, an exploration and evaluation asset in Veracruz, Mexico, acquired on December 23, 2014. The Caballo Blanco Property was sold on July 20, 2016 to Candelaria Mining Corp. (note 3).

The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of the Company is located at Suite 615 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These condensed interim consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2015 and 2014 (“annual consolidated financial statements”).

These interim financial statements have been prepared using the same accounting policies and methods of computation as the annual consolidated financial statements with the exception of the adoption of the amendments to IFRSs included in the Annual Improvements 2012-2014 cycle and a number of narrow scope amendments to certain IFRSs and IASs which are effective for annual periods beginning on or after January 1, 2016. The amendments did not have an impact on the Company's unaudited condensed interim consolidated financial statements.

These interim financial statements were approved by the Board of Directors and authorized for issue on August 11, 2016.

b)	Critical judgements and estimates

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The Company’s interim results are not necessarily indicative of its results for a full year. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in notes 2d) and 2e) to the annual consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

2.	BASIS OF PREPARATION (Continued)

c)	Basis of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries. All amounts are presented in United States dollars, which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ are to Canadian dollars. All inter-company balances, transactions, revenues and expenses have been eliminated.

3.	ASSET HELD FOR SALE

On May 11, 2016, the Company entered into a definitive agreement with Candelaria Mining Corp. (“Candelaria”) to sell the Caballo Blanco Property. Total consideration to be paid was $12,500 in cash and the assumption of the $5,000 (present value - $4,641) contingent liability payable to Goldgroup Mining Inc. This equates to a fair value at June 30, 2016 of $17,141. The transaction closed on July 20, 2016 (“closing date”).

As at June 30, 2016, the Company received $7,000 from Candelaria in up-front execution payments. Subsequent to June 30, 2016, the Company received an additional $2,250.

Remaining cash payments are to be received as follows:

•	$750 following the completion of negotiations and settlement with a local party related to land access and rental payments owed by the previous owner; and,
•	$2,500 at the earlier occurrence of Candelaria receiving permits or one year following the closing date.

The assets and liabilities which comprise the Caballo Blanco Property, and have been presented as held for sale, are as follows:

Caballo Blanco exploration and evaluation property	$17,141
Provision for contingent payment	(4,641)
Net assets held for sale	$12,500

As the total consideration for the Caballo Blanco Property is $17,141, an impairment charge of $12,737 was required to reduce the carrying amount of $29,878 to its fair value as at June 30, 2016.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

4.	EXPENSES

a)	Cost of sales:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Costs of contract mining	$10,019	$13,142	$21,468	$24,128
Crushing and gold recovery costs	7,171	9,419	14,586	18,448
Mine site administration costs	955	1,291	1,866	2,396
Transport and refining	85	85	173	172
Royalties	165	139	307	287
Demobilization costs	22	-	1,303	-
Change in inventories	(121)	(1,724)	(2,414)	(480)
Production costs	18,296	22,352	37,289	44,951
Depreciation and depletion	4,019	4,216	7,300	8,415
Cost of sales (including depreciation and depletion)	$22,315	$26,568	$44,589	$53,366

b)	Corporate and administrative expenses:

		Three months ended June 30,		Six months ended June 30,
	Note	2016	2015	2016	2015
Salaries		$654	$984	$1,295	$2,180
Consulting and professional fees		782	877	1,397	1,570
Share-based payments	12b)	244	584	467	864
Rent and office costs		105	159	181	337
Administrative and other		313	493	512	1,062
Corporate and administrative expenses		$2,098	$3,097	$3,852	$6,013

c)	Finance expense:

		Three months ended June 30,		Six months ended June 30,
	Note	2016	2015	2016	2015
Interest on loan facility and equipment financing		$271	$267	$571	$533
Interest on debenture		24	9	43	9
Accretion on liability held for sale	3	69	55	126	113
Accretion of loan facility		352	32	736	64
Accretion of provision for site reclamation and closure and other provisions		17	8	30	21
Loss on revaluation of warrant liability	11	968	-	1,548	-
Finance expense		$1,701	$371	$3,054	$740

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

5.	TRADE AND OTHER RECEIVABLES

	June 30,	December 31,
	2016	2015
Trade receivable	$669	$313
VAT receivable (1)	5,554	9,069
Other receivables	384	1,494
	$6,607	$10,876

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. During the three and six months ended June 30, 2016, the Company collected $5,022 and $10,827, respectively (three and six months ended June 30, 2015 - $7,468 and $12,254, respectively) of the VAT receivable. Subsequent to June 30, 2016, $1,107 of VAT was received by the Company.

6.	INVENTORIES

	June 30,	December 31,
	2016	2015
Ore in process	$7,535	$3,899
Finished metal inventory	-	181
Supplies	4,560	4,824
	$12,095	$8,904

The costs of inventories recognized as an expense for the three and six months ended June 30, 2016 were $22,315 and $44,589, respectively (three and six months ended June 30, 2015 - $26,568 and $53,366, respectively) and are included in cost of sales.

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

				Exploration
		Mineral	Plant and	and
	Note	properties	equipment (1,2)	evaluation	Total
Cost
At January 1, 2016		$176,089	$104,361	$108,253	$388,703
Expenditures		48	4,329	2,262	6,639
At June 30, 2016		176,137	108,690	110,515	395,342
Accumulated depreciation, depletion, impairment and asset held for sale
At January 1, 2016		166,166	93,157	8,678	268,001
Depreciation and depletion		5,870	2,475	-	8,345
Impairment of exploration and evaluation	3	-	-	12,737	12,737
Reclassification to asset held for sale	3	-	-	17,141	17,141
At June 30, 2016		172,036	95,632	38,556	306,224
Carrying amount at June 30, 2016		$4,101	$13,058	$71,959	$89,118

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

			Exploration
	Mineral	Plant and	and
	properties	equipment (1,2)	evaluation	Total
Cost
At January 1, 2015	$154,636	$90,332	$37,645	$282,613
Expenditures	19,381	13,984	3,520	36,885
Acquisition	-	45	67,088	67,133
Change in reclamation obligation	2,072	-	-	2,072
At December 31, 2015	176,089	104,361	108,253	388,703
Accumulated depreciation, depletion and impairment
At January 1, 2015	35,712	29,120	1,808	66,640
Depreciation and depletion	8,543	8,877	-	17,420
Impairment of mineral properties, plant and equipment, exploration and evaluation	121,911	55,160	6,870	183,941
At December 31, 2015	166,166	93,157	8,678	268,001
Carrying amount at December 31, 2015	$9,923	$11,204	$99,575	$120,702

(1)

The Company entered into an agreement with an equipment supplier to finance the remaining portion of an equipment purchase totalling $4,862 of which the Company had previously paid $1,459. The financing agreement carries an annual interest rate of 7.2%. On November 15, 2015, the Company renegotiated the terms of repayment. As a result, the remaining balance of $1,229 is payable in 19 monthly instalments with the final instalment being paid on April 25, 2017. The first six instalments were for the interest portion only with the remaining instalments to include equal principal repayments of $95. At June 30, 2016, the current and long-term portions of the equipment financing total $945 and $nil, respectively (December 31, 2015 - $851 and $378, respectively).

(2)

On November 2, 2015, the Company acquired the El Sauzal processing plant and infrastructure (“El Sauzal Plant”) from Goldcorp Inc. (“Goldcorp”) for a total consideration of C$8,000 ($6,055). The consideration was payable as C$1,000 ($764) in cash and C$3,000 ($2,291) in common shares on closing, along with C$4,000 ($3,000) due one year from closing. In connection with this acquisition the Company completed a private placement with Goldcorp for cash proceeds of C$6,000 ($4,616). This cash was restricted for the acquisition, disassembly and transportation of the El Sauzal Plant and accordingly the remaining amount at December 31, 2015 is presented as restricted cash of $2,316 on the consolidated statement of financial position. During the six months ended June 30, 2016, all remaining restricted cash was spent on the allowable activities. The El Sauzal Plant is considered to be an asset under construction and has a carrying value of $11,223 (December 31, 2015 - $7,392).

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

8.	TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30,	December 31,
	2016	2015
Trade payables (1)	$17,774	$26,794
Income taxes payable	323	1,779
Accrued liabilities (2)	1,438	2,118
Vendor loan	1,725	1,725
Other	-	35
	$21,260	$32,451

(1)

Trade payables at June 30, 2016 include amounts due to Goldcorp of C$4,000 ($3,075) due on November 2, 2016 in relation to the El Sauzal Plant acquisition (note 7) (December 31, 2015 - C$4,000 ($2,890)).

(2)

Accrued liabilities at June 30, 2016 include amounts due in termination benefits of $nil (December 31, 2015 - C$1,500 ($1,083)). Termination benefits of C$1,500 ($1,195) were settled on April 29, 2016 with an issuance of 2,944,476 common shares (note 12).

9.	LOAN FACILITY

The Company was a party to a secured loan facility with Sprott Resource Lending Partnership (“Sprott”) for a principal amount of $10,223, which carried an annual interest rate of 9.0% paid monthly and was due on December 31, 2015. Under the terms of the loan facility, the Company had pledged all of its assets (including the assets of its subsidiaries) in favour of Sprott as security over the loan facility. In addition, the subsidiaries had each provided guarantees to Sprott for the repayment of any amounts advanced to the Company under the terms of the loan facility. On December 31, 2015, the loan facility was extended to January 31, 2016 and the Company incurred transaction costs of $204.

On January 26, 2016, the Company finalized an agreement to re-finance the secured loan facility with Sprott and Goldcorp (collectively, the “Lenders”). The re-financed loan facility was effective as of January 26, 2016 and had a maturity date of June 30, 2016. Interest was payable monthly at the rate of 12.0% per annum, and the principal amount outstanding was payable on the maturity date.

In consideration of the re-financing, the Company agreed to pay a bonus of $409 to the Lenders on the earlier of the repayment of the loan facility and June 30, 2016. The bonus was payable at the option of Sprott and Goldcorp, each in relation to its proportion of the credit facility, in cash or in common shares of the Company. Any shares issued in connection with the bonus payment would be issued at a deemed price equal to the volume weighted average price per share on the TSX for the ten days immediately preceding issuance, less 10.0% . The effective interest rate of the re-financed loan facility was 23.0% .

On June 14, 2016, the Company repaid the $10,223 loan facility, the bonus and accrued interest. Sprott and Goldcorp optioned to receive $204 and $70 cash bonuses, respectively, with Goldcorp additionally receiving 550,000 common shares, valued at $134, of the Company in lieu of their portion of the cash bonus. With repayment of the secured loan facility complete, the Lenders released the Company of its pledge on the Company’s assets and all other obligations per the re-financed loan facility agreement dated January 26, 2016.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

10.	DEBENTURE

The Company was party to a debenture of C$2,000 ($1,542) which was to mature on May 31, 2016. The debenture accrued common share interest at a rate of 2,167 common shares of the Company per month for every C$100 ($75) principal value outstanding. Cash interest accrued only on amounts remaining unpaid after the maturity date or on default at a rate of 5.0%, payable semi-annually.

On May 31, 2016, the maturity date was extended to August 31, 2016, with no other changes to the debenture terms.

On June 29, 2016, the Company settled the debenture with a cash payment of C$2,000 ($1,540) and all remaining common share interest payments were settled (note 12).

The common share interest component of the debenture constituted an embedded derivative and was measured at fair value (a Level 1 fair value measurement). At December 31, 2015, the value of the embedded derivative, included in the carrying value of the debenture, was $29. At December 31, 2015, the Company had accrued common share interest of 43,340 common shares ($6) included in the carrying value of the debenture.

11.	WARRANT LIABILITY

On October 19, 2015, in connection with a C$6,000 ($4,616) non-brokered private placement with Goldcorp, the Company issued 10,000,000 share purchase warrants. Each share purchase warrant is exercisable for one common share of the Company at a price of C$0.35 ($0.27) per share for a term of 24 months. Following the eleven month anniversary date, at the election of the Company, the share purchase warrants would be subject to an accelerated cancellation period of 10 days if the Company’s closing share price meets or exceeds C$0.60 ($0.46) per share for a period of 20 consecutive days. Should the Company elect to cancel the warrants, payment to the warrant holder would be required in the amount of the difference between the exercise price and the five day volume weighted average share price for each warrant cancelled. As at June 30, 2016 and December 31, 2015 there were 10,000,000 share purchase warrants outstanding.

The share purchase warrants are classified as a warrant liability under the principles of IAS 39 - Financial Instruments Recognition and Measurement, as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar. Accordingly, the outstanding warrants are remeasured to fair value at each reporting date with change in the fair value charged to finance expense (note 4(c)).

On June 30, 2016, the share purchase warrants were revalued to a fair value of $1,830 (December 31, 2015 - $282) using the following weighted average assumptions for the Black-Scholes option pricing (a Level 2 fair value measurement):

Risk-free interest rate	0.63%
Expected life of options	1.3 years
Annualized volatility	93.9%
Dividend rate	0.0%

12.	EQUITY

a)	Authorized share capital

•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

12.	EQUITY (Continued)

The Company had the following common share transactions during the six months ended June 30, 2016:
•	The Company issued 301,936 common shares valued at $80 to settle debenture common share interest (note 10).
•	The Company issued 550,000 common shares valued at $134 to settle bonus payment on extinguishment of loan facility to Goldcorp (note 9).
•	The Company issued 3,044,476 common shares valued at $848 in connection to termination benefits.

The Company had the following common share transactions during the six months ended June 30, 2015:
•	The Company completed the acquisition with Newstrike and issued 105,108,103 common shares.

At June 30, 2016, there were 319,228,602 issued and outstanding common shares (December 31, 2015 - 315,332,190). The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to eighteen months.

Share option transactions and the number of share options outstanding during the six months ended June 30, 2016 and year ended December 31, 2015 are summarized as follows:

	Number of share	Weighted average
	options	exercise price (C$)
Outstanding at January 1, 2015	12,900,000	1.85
Granted	11,637,500	0.89
Expired	(2,997,000)	0.85
Forfeited	(75,000)	0.75
Outstanding at December 31, 2015	21,465,500	1.47
Granted	2,550,000	0.33
Expired	(5,225,000)	2.03
Forfeited	(150,000)	0.89
Outstanding at June 30, 2016	18,640,500	1.17
Exercisable at June 30, 2016	12,396,750	1.41

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

12.	EQUITY (Continued)

Share options outstanding and exercisable at June 30, 2016 are as follows:

			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining life	Number of	average	remaining life
price range	options	exercise price	of options	options	exercise price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
0.25 - 1.00	10,688,500	0.57	4.31	5,769,750	0.67	4.20
1.01 - 2.00	4,715,000	1.43	3.09	3,390,000	1.39	3.01
2.01 - 3.14	3,237,000	2.76	2.09	3,237,000	2.76	2.09
	18,640,500	1.17	3.61	12,396,750	1.41	3.32

The fair value of share options recognized as an expense during the three and six months ended June 30, 2016 was $244 and $467, respectively (three and six months ended June 30, 2015 - $584 and $864, respectively).

The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the three and six months ended June 30, 2016 and 2015:

	Three and six months ended June 30,
	2016	2015
Risk-free interest rate	1.0%	1.0%
Expected life of options	5.0 years	4.1 years
Annualized volatility	73.0%	62.0 - 65.0%
Forfeiture rate	2.2%	2.2%
Dividend rate	0.0%	0.0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate.

13.	EARNINGS (LOSS) PER SHARE

	Three months ended June 30, 2016			Three months ended June 30, 2015
		Weighted			Weighted
	Earnings	average		Earnings	average
	for the	shares	Earnings	for the	shares	Earnings
	period	outstanding	per share	period	outstanding	per share
Basic EPS	$6,395	317,698,033	$0.02	$629	220,303,571	$0.00
Diluted EPS	$6,395	319,771,923	$0.02	$629	220,303,571	$0.00

At June 30, 2016, 18,640,500 (June 30, 2015 - 21,062,500) share options were outstanding, of which 16,565,500 were anti-dilutive (June 30, 2015 - 21,062,500).

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

13.	EARNINGS (LOSS) PER SHARE (Continued)

	Six months ended June 30, 2016			Six months ended June 30, 2015
		Weighted			Weighted
		average			average
	Loss for	shares	Loss per	Loss for	shares	Loss per
	the period	outstanding	share	the period	outstanding	share
Basic EPS	$(3,938)	316,569,348	$(0.01)	$(81)	200,202,149	$(0.00)
Diluted EPS	$(3,938)	316,569,348	$(0.01)	$(81)	200,202,149	$(0.00)

At June 30, 2016, 18,640,500 (June 30, 2015 - 21,062,500) share options were outstanding, all of which were anti-dilutive (June 30, 2015 - 21,062,500) because the Company was in a loss position for the six months ended June 30, 2016 and 2015. Additionally, at June 30, 2016, 10,000,000 share purchase warrants were anti-dilutive because the underlying exercise price exceeded the average market price for the six months ended June 30, 2016.

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 - inputs for the asset or liability that are not based upon observable market data.

At June 30, 2016 and December 31, 2015, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value with the exception of the embedded derivative included in the debenture (note 10) and the share purchase warrants (note 11).

The carrying values of cash and cash equivalents, trade and other receivables, trade payables, vendor loan and equipment financing approximate their fair value due to their short-term nature.

15.	SEGMENTED INFORMATION

The Company has determined that it has one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. At June 30, 2016, all of the Company’s operating and capital assets are located in Mexico except for $705 (December 31, 2015 - $3,928) of cash and cash equivalents and other current assets which are held in Canada.

Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate operating segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

15.	SEGMENTED INFORMATION (Continued)

During the three and six months ended June 30, 2016 and 2015, the Company had sales agreements with three major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Customer A	93%	92%	94%	93%
Customer B	6%	7%	5%	6%
Customer C	1%	1%	1%	1%
Total	100%	100%	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.

The Company’s metal revenues from operations, 100% of which are derived in Mexico, for the three and six months ended June 30, 2016 and 2015 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Gold	$32,814	$27,593	$61,201	$56,831
Silver by-product	261	212	483	466
	$33,075	$27,805	$61,684	$57,297